Exhibit 99.1

AEGON publishes preliminary unaudited fourth quarter 2008 results;

AEGON maintains strong capital position despite fourth quarter 2008 loss

¡	Capital position remains strong; excess capital over AA-requirements EUR 2.9 billion at year-end

-	Shareholders’ equity of approximately EUR 6.1 billion at year-end

-	Core capital[1] of approximately EUR 9.1 billion at year-end

-	Core capital, excluding revaluation reserve, of approximately EUR 16.3 billion at year-end, 78% of total capital base, above target of 70%

-	Revaluation reserve declined by EUR 1.7 billion in fourth quarter to negative EUR 7.2 billion

-	IGD[2] capital surplus of EUR 5.5 billion, equivalent to IGD solvency ratio of 180% (2007: 190%)

-	AEGON USA’s life companies held approximately 350% of the minimum capital required by the NAIC[3] (2007: 336%)

-	EUR 1.7 billion of capital released in 2008, including EUR 1 billion in fourth quarter

¡	Net loss for fourth quarter 2008 expected to be approximately EUR 1.2 billion

-	Underlying loss before tax of approximately EUR 200 million, due mainly to reserve strengthening and accelerated amortization of deferred acquisition costs in the US, and lower fees

-	Underperformance of fair value items of approximately EUR 0.8 billion before tax, as a result of:

•	Underperformance of investments accounted on fair value basis

•

Increase in fair value of certain guarantees in the Americas and The Netherlands as a result of a decline in equity markets, lower interest rates and higher volatility, partly offset by the positive impact of the credit spread required for the valuation of these guarantees

-	Gains on investments of approximately EUR 100 million before tax

-	Total impairment charges of approximately EUR 500 million before tax, of which approximately EUR 350 million is related to bonds

¡	Core business remains healthy, despite persistent market turmoil

-	Fourth quarter new life sales amount to EUR 0.6 billion

-	Total gross deposits reach EUR 12 billion; net deposits of EUR 1.7 billion; fixed annuity gross deposits of EUR 1.7 billion; variable annuity gross deposits of EUR 0.6 billion

¡	Measures to counter effects of financial crisis

-	Further release of capital expected of EUR 1.5 billion in 2009

-	On track to achieve EUR 150 million in cost savings for 2009

-	Reduction of Institutional Markets Division spread-based balances by EUR 14 billion, lowering credit risk and releasing EUR 0.6 billion of capital over two years, of which EUR 0.3 billion in 2009

Further details will be made available on March 12 at 7.30 am CET, when AEGON releases its fourth quarter 2008 and audited full-year 2008 results.

[1]	Core capital is the sum of shareholders’ equity and the EUR 3 billion in convertible core capital securities from the Dutch State.
[2]

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio have been changed and are based on Solvency I capital requirements on IFRS for entities within the EU, and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US.

[3]	National Association of Insurance Commissioners.

20090217

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ nearly 32,000 people and have over 40 million customers across the globe.

Key figures	2007	First nine months 2008
Underlying earnings before tax	EUR 2.64 billion	EUR 1.75 billion
New life sales	EUR 3.27 billion	EUR 2.03 billion
Gross deposits	EUR 44.53 billion	EUR 28.82 billion
Revenue generating investments (end of period)	EUR 370 billion	EUR 351 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

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Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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